EXHIBIT 99.1

XORTX Reports that Independent Proxy Firm, ISS, Recommends Shareholders Vote for the Share Consolidation Resolution

  ISS, a leading proxy advisory firm, recommends XORTX Therapeutics Inc.’s shareholders vote FOR the share consolidation resolution, stating that approving the share consolidation will “enhance the long-term growth prospects of the Company by broadening its financing alternatives.”

  Shareholders who have questions or need assistance with voting their shares voting should contact XORTX’s strategic advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 or by email at assistance@laurelhill.com.

CALGARY, Alberta, Oct. 12, 2023 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) has recommended that the Company’s shareholders vote FOR the proposed share consolidation resolution at XORTX’s special meeting of shareholders scheduled to be held at 3710 – 33rd Avenue NW, Calgary, Alberta, Canada T2L 2M1 at 10:00 a.m. (Calgary time), on Wednesday, October 25, 2023.

Dr. Allen Davidoff, CEO and XORTX, stated, "Management and the Board of Directors wish to clear up any ambiguities that may have arisen from the Information Circular and recent press release regarding the upcoming special meeting of shareholders that seeks shareholder approval to consolidate the Company’s shares. For clarification, the special meeting of shareholders seeks approval for a consolidation of the Company’s shares in a range from 0 to 9:1 which is one option available to the Company to maintain good standing and remain in compliance with NASDAQ’s $1 USD minimum bid price requirement. Approval to consolidate does not mean this is an irreversible process even after shareholder approval, as Management and the Board of Directors can decide to not proceed with the consolidation. For example, if XORTX shares were to trade at greater than $1 USD for more than 10 days, it would not be necessary to complete the reverse split. While it is not the preference of Management and the Board of Directors to consolidate the Company’s shares, we remain committed to bringing XORTX into NASDAQ compliance as soon as possible.”

Positive ISS Recommendation

In reaching its conclusion that the Company’s shareholders should vote FOR the share consolidation resolution, ISS noted:

“Stock consolidations … should enhance the long-term growth prospects of the company by broadening its financing alternatives. Continued low trading prices of the company's shares can put them below investment grade for many institutions, non-compliance with listing exchange requirements, and limiting the potential capital base for the company and its prospects for raising new capital as needed. As such, support for this resolution is warranted.”

Benefits of the Share Consolidation

It is the position of XORTX’ board of directors that the share consolidation is in the best interests of the Company, its shareholders, and other stakeholders and that the benefits of the share consolidation could include:

Compliance with Minimum Bid Price Requirement for Continued Listing on Nasdaq: The Share Consolidation is expected to result in the Company regaining compliance to maintain its listing on Nasdaq, a U.S. based stock exchange that provides greater access to capital.

Anticipated Higher Share Price: The Share Consolidation is expected to result in the trading price of the Company’s common shares increasing to reflect the consolidation ratio. A higher price per share would place the Company’s common shares at a level that is more typical of shares of other widely-owned publicly traded companies that are in XORTX’s peer group of companies.

Increased Investor Interest: A higher post-consolidation price of XORTX’ common shares could increase investor interest in the Company as a higher price per share may qualify the common shares for certain institutional investors and investment funds that otherwise may be prevented under their investing mandates or guidelines from investing in the Company’s common shares at the current price. Also, a smaller number of common shares trading at a higher price may make the Company more attractive to other new investors and could further enhance the value of the common shares held by current shareholders.

The Board of Directors and management of XORTX recommend shareholders vote FOR the Share Consolidation resolution.

Shareholder Questions

Questions or request for voting assistance may be directed to XORTX proxy solicitation agent:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, OIipriya Das, PhD, MSc
olipriya.das@russopartnersllc.com or +1 409 365 3641

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.